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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number
                                                                       ---------
(Check One):

[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:
[X] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2001

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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    Full name of registrant  STEEL CITY PRODUCTS, INC.

    Former name if applicable


    2751 CENTERVILLE ROAD SUITE 3131
    Address of principal executive office

    WILMINGTON, DELAWARE 19808
    City, state and zip code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.



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PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Mr. Maarten Hemsley                            781               934-2219
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [ ] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a pre-tax loss of $192,000 for the transition year ended December 31, 2001, which includes ten months, compared with pre-tax income of $581,000 in the prior fiscal year ended February 28, 2001, which included twelve months. The loss was due primarily to an increase in bad debt expense of $483,000 related to the bankruptcy filing in August 2001 of a significant customer.

     The effect of the accounting treatment of deferred tax assets on the Company's net income or loss is still being reviewed with auditors. Accordingly, the amount of net income or loss and of net income or loss attributable to common stockholders cannot be determined at this time.

                           STEEL CITY PRODUCTS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 29, 2002           By:   /s/ Maarten Hemsley
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                                   Name:  Maarten Hemsley
                                   Title: Chief Financial Officer